Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 24-12

Silver North Announces Closing of Final Tranche of Private Placement

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, BC, July 18, 2024 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) “Silver North” or the “Company”) is pleased to announce that it has closed the third and final tranche (the “Final Tranche”) of its non-brokered private placement (the “Offering”) for gross proceeds of $89,000. Further to the Company’s news releases dated June 21, 2024 and June 28, 2024, the Company has raised aggregate gross proceeds of $827,380 in the Offering.

In connection with the closing of the Final Tranche the Company issued 556,250 non-flow-through units of the Company (the “NFT Units”) at a price of $0.16 per NFT Unit for gross proceeds of $89,000. Each NFT Unit is comprised of one common share in the capital of the Company (a “Share”) and one common share purchase warrant (a “Warrant”) of the Company. Each Warrant entitles the holder thereof to purchase one Share (a “Warrant Share”) until July 18, 2028 at an exercise price of $0.35 per Warrant Share.

The Company intends to use the proceeds from the Final Tranche for general corporate and working capital purposes.

In connection with the closing of the Final Tranche the Company issued 10,937 finder’s warrants (the “Finder’s Warrants”) and paid a cash commission of $1,750 to Canaccord Genuity Corp. Each Finder’s Warrant entitles the holder thereof to purchase one Share (a “Finder’s Warrant Share”) at a price of $0.16 per Finder’s Warrant Share until July 18, 2025. The Finder’s Warrants issued in connection with the Final Tranche are subject to a statutory hold period and may not be traded until November 19, 2024, except as permitted by applicable securities legislation.

Subject to compliance with applicable regulatory requirements and in accordance with National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), a portion of the NFT Units, and the charity flow-through units (“CFT Units” and together with the NFT Units, the “Offered Securities”) were offered for sale to purchasers resident in Canada and/or other qualifying jurisdictions pursuant to the listed issuer financing exemption under Part 5A of NI 45-106 (the “Listed Issuer Financing Exemption”). Because a portion of the Offering was completed pursuant to the Listed Issuer Financing Exemption, that portion of securities issuable from the sale of the Offered Securities to Canadian resident subscribers in the Offering are not subject to a hold period pursuant to applicable Canadian securities laws. 93,750 NFT Units sold in the Final Tranche were issued pursuant to certain private placement exemptions under NI 45-106. Those NFT Units are subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws. There is an offering document related to the Offering that can be accessed under the Company’s profile at www.sedarplus.ca and on the Company’s website at www.silvernorthres.com. Prospective investors should read this offering document before making an investment decision.

The securities described herein have not been, and will not be, registered under the U.S. Securities Act, as amended, or any state securities laws, and accordingly, may not be offered or sold within the United States or the US persons except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane silver project (next to Hecla Mining Inc.’s Keno Hill Mine project), the Tim silver project (under option to Coeur Mining, Inc. in the Silvertip/Midway District, BC and Yukon) and the GDR project also in the Silvertip/Midway district. Silver North also plans to acquire additional silver properties in favourable jurisdictions.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

X: https://twitter.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD- LOOKING STATEMENTS.